morphosys

RECEIVED

2006 JUN 21 P 2:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany

Telefon: +49 (0)89 899 27-0
Fax: +49 (0)89 899 27-222
Email: info@morphosys.com
Internet: www.morphosys.com

MorphoSys AG • Postfach 16 58 • 82145 Planegg

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Mailstop: Room 3628


06014566

SUPPL

16. Jun. 2006
Extension **122**

MorphoSys AG: 082-34915

Dear Sirs,

I am sending you all publications we made available to our shareholders during the last weeks.

Please do not hesitate to contact me if you have any further questions.

Yours faithfully

MorphoSys AG

PROCESSED
JUN 23 2006
THOMSON FINANCIAL

i. V. Dr. Claudia Gutjahr-Löser

Director
Head of Corporate Communications
Gutjahr@morphosys.com


RECEIVED
2006 JUN 21 P 2:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
morphosys

Enclosure:

- Q1 Report 2006
- Press Releases:
  - MorphoSys and OncoMed Pharmaceuticals Sign Agreement for Use of HuCAL GOLD® in Cancer Research
  - MorphoSys announces Re-election of Supervisory Board Member
  - MorphoSys and Schering-Plough Sign R&D Agreement
  - MorphoSys Reports First Quarter 2006 Results:
    Company Posts Record Level of Profits in First Quarter

morphosys

Press Release
Martinsried/Munich, Germany, and Mountain View, CA., U.S.A., June 8, 2006

MorphoSys and OncoMed Pharmaceuticals Sign Agreement for Use of HuCAL GOLD® in Cancer Research

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) and U.S. based biopharmaceutical company OncoMed Pharmaceuticals, Inc. announced today the signing of a license agreement on the use of MorphoSys's HuCAL® technology in the research and development of human therapeutic antibodies for the treatment of various cancers, including breast, lung, colon and prostate by targeting cancer stem cells. Under the terms of the agreement, MorphoSys grants OncoMed access to its proprietary antibody library HuCAL GOLD® for use by OncoMed in its drug discovery programs. The two-year contract includes an option for OncoMed to develop HuCAL®-derived therapeutic antibodies. The agreement includes an up-front payment and annual user fees. Further financial details were not disclosed.

Founded in August 2004, OncoMed Pharmaceuticals is discovering and developing monoclonal antibodies and proteins capable of destroying "cancer stem cells", a recently discovered type of cell believed to seed the growth of cancers and underlie cancer's ability to spread and take root in tissues. OncoMed is at the forefront of applying research from the University of Michigan to isolate, purify, and analyze cancer stem cells. The company has established a large library of antibodies as well as proteins capable of binding to the cell surface proteins expressed on cancer stem cells capable of inhibiting cancer stem cell growth. In September 2005 OncoMed announced the completion of a first round of funding for $14 million from venture capital firms including Latterell Venture Partners, US Venture Partners, Morgenthaler Ventures and The Vertical Group.

HuCAL GOLD® is the latest and most powerful antibody library developed by MorphoSys. The technology utilizes an innovative concept for the *in vitro* generation of highly specific and fully human antibodies with unique optimization capabilities. It is ideally suited for a broad range of purposes reaching from target validation to drug development. OncoMed has the right to exercise an option for commercial development of therapeutic antibodies, in which case MorphoSys would receive exclusive license fees, milestone payments, as well as royalties.

"We expect our agreement with MorphoSys to play an important role in expanding OncoMed's ability for developing novel therapeutics to treat cancer by targeting cancer stem cells," said Paul J. Hastings, President and Chief Executive Officer of OncoMed Pharmaceuticals, Inc.

"An important part of our strategy is to put our technology to work in creating the next generation of cancer drugs in selected partnerships," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys. "OncoMed's approach to fight cancer by aiming at cancer stem cells is innovative and very interesting both scientifically and commercially. We are delighted, to enable OncoMed with our HuCAL GOLD® technology as the basis to explore their therapeutic efforts in this space."

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), Daiichi Sankyo & Co., Ltd. (Tokyo/Japan), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Merck & Co., Inc. (Whitehouse Station, New Jersey/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben, Germany), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany), Schering-Plough (Palo Alto/USA), Shionogi & Co., Ltd. (Osaka/Japan), Xoma Ltd. (Berkeley, California/USA) and others. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights.

For more information, please contact:

MorphoSys AG

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Phone : +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

OncoMed Pharmaceuticals, Inc.

Paul J. Hastings
CEO
Phone: +1 650 937 8206
Fax: +1 650 938 4570
paul.hastings@oncomed.com

Karen Bergman or Michelle Corral
BCC Partners (US)
Phone: +1 650 575 1509 or
+1 415.794.8662
kbergman@bccprtners.com
mcorral@bccpartners.com



Press Release
Martinsried/Munich, Germany, May 18, 2006

MorphoSys Announces Re-election of Supervisory Board Members

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) announced today that at the Company's annual shareholder meeting on Wednesday, May 17, 2006, its shareholders confirmed the reappointment of Prof. Dr. Jürgen Drews and Prof. Dr. Andreas Plückthun to the Supervisory Board. Prof. Drews, Managing Director of the Bear Stearns Health Innoventure Fund, has been a member of the MorphoSys Supervisory Board since 1997, and also holds the position of Deputy Chairman. Prof. Plückthun, Professor for Biochemistry at the University of Zurich, Switzerland, is a co-founder of MorphoSys.

In addition to the confirmation of the appointment of Prof. Drews and Prof. Plückthun to the Supervisory Board, all other management proposals to the shareholder assembly agenda were passed with large majorities at the meeting, which took place in Munich.

"We are very happy that Professor Drews and Professor Plückthun have been reappointed to our board and look forward to continue working with them," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "Their commitment and enormous contributions to MorphoSys's successful development over the last several years has been extremely valuable for the Company."

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), Daiichi Sankyo & Co., Ltd. (Tokyo/Japan), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Merck & Co., Inc. (Whitehouse Station, New Jersey/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben, Germany), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany), Schering-Plough (Palo Alto/USA), Shionogi & Co., Ltd. (Osaka/Japan), Xoma Ltd. (Berkeley, California/USA) and others. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks

and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com



Press Release
Martinsried/Munich, Germany, May 17, 2006

MorphoSys and Schering-Plough Sign R&D Agreement

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) announced today the signing of an initial two year license agreement with Schering-Plough Corporation for the use of MorphoSys's HuCAL GOLD® technology in the research and development of human therapeutic antibodies. Under the terms of the agreement, MorphoSys grants access to its proprietary antibody library to Schering-Plough for use in its drug discovery programs at one research site. Furthermore, the contract provides Schering-Plough with the option to develop HuCAL®-derived therapeutic antibodies against up to 10 disease-related targets. According to the agreement, MorphoSys will receive an up-front payment, annual user fees and optional R&D funding. For therapeutic antibody projects undertaken by Schering-Plough, MorphoSys is eligible to receive license and milestone payments related to the successful advancement of projects in clinical development, and royalties on HuCAL® antibodies developed under the agreement. Further financial details were not disclosed.

During the initial two-year term of the agreement, which also provides Schering-Plough with the option of an extension of up to three more years, MorphoSys's HuCAL GOLD® antibody library will be installed at Schering-Plough's research site in Palo Alto, California, the location of Schering-Plough Biopharma, an affiliate of Schering-Plough Research Institute.

"The agreement signed today is our twelfth with a top 20 pharmaceutical company", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys. "This deal marks further progress in the successful execution of our strategy to strengthen the pipeline of therapeutic antibodies based on our proprietary technology through strategic deals with quality partners."

MorphoSys will hold its ordinary Shareholders' Assembly today at **13:00 CET** in Munich, Germany, to present the Annual Financial Results 2005 and report on current developments.

In addition, MorphoSys offers participants the opportunity to follow the Management Report through a slide presentation (in German only) online at http://www.morphosys.com.

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), Daiichi Sankyo & Co., Ltd. (Tokyo/Japan), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Merck & Co., Inc. (Whitehouse Station, New Jersey/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben, Germany), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany), Shionogi & Co., Ltd. (Osaka/Japan), Xoma Ltd. (Berkeley,

California/USA) and others. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, April 28, 2006

MorphoSys Reports First Quarter 2006 Results

Company Posts Record Level of Profits in First Quarter

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) today reported financial results according to IFRS for its first quarter ended March 31, 2006. Revenues increased by 100% to EUR 14.8 million, resulting in a record quarterly net profit of EUR 4.9 million, compared to a net profit of EUR 0.5 million in the previous year. MorphoSys's cash and equivalents amounted to EUR 43.5 million at the end of the first quarter 2006, compared to EUR 53.6 million at year-end 2005. The cash position at April 4, 2006, which included funds from the Company's successfully concluded financing on March 28th, 2006, amounted to EUR 60.6 million.

Revenues increased by 100% in the first three months of 2006 to EUR 14.8 million (March 31, 2005: EUR 7.4 million). Revenues arising from the Therapeutic Antibodies segment amounted to EUR 9.9 million or 67% of total revenues, which included success-based payments in the amount of EUR 3.9 million. Revenue growth was driven by high levels of success-based payments within the therapeutic segment, as well as the consolidation of Serotec Group revenues into Group accounts. The AbD segment, formerly the Research Antibodies segment, comprising the Serotec, Biogenesis and Antibodies by Design brands, contributed EUR 4.9 million or 33% to total revenues. Total Company organic revenue growth, excluding Serotec revenues, amounted to 56% over the prior year.

Total operating expenses for the first three months of 2006 amounted to EUR 10.2 million, compared to EUR 6.8 million in the same period of 2005. Cost of goods sold amounted to EUR 2.1 million (March 31, 2005: EUR 0.5 million), representing cost of sales for goods sold by the AbD segment. Research and development costs increased to EUR 3.8 million from EUR 3.7 million; sales, general & administrative expenses amounted to EUR 4.2 million compared to EUR 2.6 million in the previous year. Stock-based compensation, reported as components within R&D and S,G&A expenses, remained unchanged at EUR 0.3 million over the previous year. Operating profit for the first three months of 2006 reached EUR 4.7 million (March 31, 2005: EUR 0.6 million). Non-operating income in the first three months of 2006 amounted to EUR 0.2 million (March 31, 2005: non-operating expense of EUR 0.2 million).

In the first quarter of 2006, MorphoSys achieved a net income of EUR 4.9 million (EUR 4.4 million excluding Serotec), compared to a net income of EUR 0.5 million in the same period of the previous year. Diluted net income per share for the first three months of 2006 amounted to EUR 0.78 (March 31, 2005: EUR 0.08).

On March 31, 2006, MorphoSys had cash, cash equivalents and available-for-sale financial assets of EUR 43.5 million. Additionally, EUR 17.1 million funds due from a financing concluded at month's end were not yet included in the financial results of the first quarter 2006 following IFRS accounting rules for unpaid share capital. At April 4, 2006, the date of cash

settlement, cash items amounted to EUR 60.6 million. On December 31, 2005, MorphoSys had cash, cash equivalents and available-for-sale financial assets of EUR 53.6 million.

The number of shares outstanding at March 31, 2006 was 6,238,901, compared to 5,996,701 at December 31, 2005, reflecting the Company's capital increase against contribution in kind in conjunction with the acquisition of Serotec as well as exercises of options and convertible bonds by MorphoSys's employees.

Highlights of the First Quarter 2006 Included:

- Acquisition of the Serotec Group to strengthen research antibodies business - acquisition establishes MorphoSys as a market leader amongst dedicated European research antibody suppliers
- Approval received for a second MorphoSys-generated partnered antibody to enter clinical trials: F. Hoffmann La Roche to commence a European Phase 1 clinical trial in Alzheimer's disease
- Expansion of therapeutic antibody partnership with Roche for the generation of two new antibody programs in oncology
- Formation of a broad therapeutic antibody alliance with Japanese pharmaceutical group Daiichi Sankyo to develop novel antibody therapies
- Achievement of Fourth Therapeutic Milestone in Centocor Collaboration in the area of inflammatory and auto-immune diseases
- Expansion of existing partnered therapeutic antibody pipeline to 34 programs in total, of which currently two are in phase 1 of clinical development, 8 in pre-clinical development, and 24 in research
- MorphoSys and Chemicon International enter into Worldwide Licensing Agreement for Research Antibodies
- Successful completion of a European-based private placement raising gross proceeds of approximately EUR 17.1 million
- MorphoSys Establishes American Depository Receipt (ADR) Level One Program in USA

"This quarter we saw significant progress across a wide spectrum of MorphoSys activities", commented Dave Lemus, Chief Financial Officer of MorphoSys AG. "Moreover, we are increasingly seeing the fruits of MorphoSys upside potential in its profits."



MorphoSys will hold a public conference call today at **10:00 CET** to present the financial results of the first quarter 2006.

Dial-in number for the Conference Call (listen-only): +49 (0)69 9897 2634

Please dial in 10 minutes before the beginning of the conference.

A replay of the conference call will be available on http://www.morphosys.com.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Germany/USA), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland/USA), Novoplant GmbH (Germany), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering AG (Germany), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Consolidated Statement of Operations (IFRS) - unaudited

in €, except share data	For the Period Ended March 31, 2006	2005
Revenues	**14,841,856**	**7,432,73**
Operating Expenses		
Cost of Goods Sold	2,098,924	512,46
Research & Development Expenses	3,831,392	3,703,78
General & Administrative Expenses	4,236,942	2,585,72
Total Operating Expenses	**10,167,258**	**6,801,97**
Profit from Operations	**4,674,598**	**630,766**
Interest Income	17,102	21,52
Interest Expense	32,726	70,04
Other Income/(Expense), Net	240,187	(104,538
Profit before Taxes	**4,899,161**	**477,715**
Income Tax Expense	-	(19,785
NET PROFIT	**4,899,161**	**457,930**
Basic Net Profit/(Loss) per Share	0.79	0.0
Diluted Net Profit/(Loss) per Share	0.78	0.0
Shares Used in Computing Basic Net Profit/(Loss) per Share	6,202,620	5,502,30
Shares Used in Computing Basic Net Profit/(Loss) per Share	6,315,988	5,555,06

Condensed Consolidated Balance Sheet (IFRS)

in €	31.03.2006 unaudited	12/31/2005
Cash, Cash Equivalents and Available-for-Sale Financial Assets	43,532,389	53,559,57
Accounts Receivable	7,517,546	3,345,81
Prepaid Expenses and Other Current Assets	5,737,691	1,569,30
Total Current Assets	**56,787,626**	**58,474,68**
Property, Plant and Equipment, Net	5,294,093	4,696,86
Patents, Net	2,248,564	2,361,00
License Fees, Net	8,578,507	8,457,09
Software, Net	206,496	131,50
Know How & Customer List, Net	1,404,043	1,485,56
Goodwill	29,684,457	4,137,34
Deferred Tax Asset	3,488	
Other Assets	400,405	372,57
Total Non-Current Assets	**47,820,053**	**21,641,95**
Total Assets	**104,607,679**	**80,116,64**
Accounts Payable	8,374,311	4,321,5
License Payable	1,055,061	1,012,2
Current Portion of Provisions	1,014,516	978,7
Current Portion of Deferred Revenue	8,467,179	4,735,2
Total Current Liabilities	**18,911,067**	**11,047,7**
License Payable, Net of Current Portion	-	
Provisions, Net of Current Portion	62,763	62,7
Deferred Revenue, Net of Current Portion	5,950,481	3,687,1
Convertible Bonds Due to Related parties	79,284	50,2
Deferred Tax Liability	1,173,208	1,260,9
Total Non-Current Liabilities	**7,265,736**	**5,061,1**
Total Stockholders' Equity	**78,430,876**	**64,007,7**
Total Liabilities and Stockholders' Equity	**104,607,679**	**80,116,6**



Condensed Consolidated Statement of Cash Flows (IFRS) - unaudited

in €	For the Period Ended March 31, 2006	2005
Net Profit	4,899,161	457,930
Net Cash Provided by Operating Activities	**9,963,077**	**3,141,947**
Net Cash Used in Investing Activities	**(12,187,073)**	**(29,808,253)**
Net Cash Provided by Financing Activities	**867,210**	**17,426,289**
Effect of Exchange Rate Differences in Cash	(10,628)	(14,243)
Decrease in Cash and Cash Equivalents	(1,367,414)	(9,254,260)
Cash and Cash Equivalents at the Beginning of the Period	**4,017,029**	**12,531,198**
Cash and Cash Equivalents at the End of the Period	**2,649,615**	**3,276,938**



Financial Report for the Quarterly Period Ended March 31, 2006


morphosys
Engineering the Medicines of Tomorrow

Contents

MorphoSys Group: Three Months' Financial Report 2006

3	Letter to the Shareholders
4	Group Management Report
11	Consolidated Statements of Operations (IFRS) for the Three Months Ended March 31, 2006 and 2005 (unaudited)
12	Consolidated Balance Sheets (IFRS) as of March 31, 2006 (unaudited) and December 31, 2005
14	Consolidated Statements of Changes in Stockholders' Equity (IFRS) as of March 31, 2006 and March 31, 2005 (unaudited)
16	Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2006 and 2005 (unaudited)
18	Notes to the Consolidated Financial Statements (unaudited)

Dear Shareholders,

On the back of several operational successes in the first quarter of 2006, MorphoSys posted record quarterly profits.

In January, MorphoSys's research antibodies business unit was considerably strengthened through the acquisition of Serotec. The takeover of Serotec, a well-known international provider of research antibodies, increased the size of the research antibodies division by more than three-fold, thus making the division a market leader of research antibodies in Europe.

Also in January, several milestones were achieved in the therapeutic antibodies business unit, resulting in high levels of profits for the quarter. Although several milestones were actually met during the quarter, we were able to publicize only one of these milestones. More specifically, within the scope of our long-standing collaboration with Roche, all necessary applications have been filed to commence a European Phase 1 clinical trial with a HuCAL®-derived antibody to treat Alzheimer's disease. Shortly thereafter, we announced an expansion of the Roche co-operation relating to the development of two additional therapeutic antibodies for the treatment of cancer.

Additionally, in the first quarter, we announced further progress in the Japanese market. Following the co-operation with Shionogi last year, a partnership was agreed for the development of therapeutic antibodies with Daiichi Sankyo, the third-largest Japanese pharmaceutical company.

Mirroring this success on the research side of our business, we concluded a three-year contract with Chemicon International, Inc., a business unit of the Serologicals Corporation, for the sale of recombinant HuCAL research antibodies via Chemicon's worldwide sales network in January 2006.

Finally, MorphoSys made significant strides in terms of expanding its investor base in the first quarter. This expansion was in part evidenced by the successful placement of MorphoSys's stock to international investors in a private placement conducted in March. The offering, several time over-subscribed and closed within 24 hours, generated proceeds of over € 17 million for MorphoSys. Moreover, in an effort to facilitate the trading of the MorphoSys share to a wider global audience, the Company established a depository receipts program (ADR) in the USA in January.

On behalf of my colleagues from the Management Board, I would like to thank you for your continued interest and support.

Dave Lemus
Chief Financial Officer
MorphoSys AG

Group Management Report Q1 2006

Industry Overview

The sustained positive development of the global stock market in the first quarter of 2006 was largely the result of the good profit developments experienced by both German and international companies. The German share index DAX thus stood at 6,000 points at the end of March – the highest level for five years.

According to Burrill & Company, compared to the prior year, U.S. fund-raising in the biotech sector was up by over 50% to US-$ 9.1 billion in the first quarter of 2006, in part due to a US-$ 5 billion bond offering by Amgen. The financing window appears to remain open in Europe, where European IPO's included inter alia Lipoxen and Intercytex and several listed companies placed secondary offerings.

The MorphoSys share was up by 15% in the first quarter 2006, and slightly underperformed the TecDAX, which was up by 20%. The Prime Biotechnology Index increased by 17% and the NASDAQ Biotechnology Index increased by 19% during the same period.

Financial Analysis

Revenues

Compared to the same period in the previous year, revenues increased by 100% to € 14.8 million in the first three months of 2006 (March 31, 2005: € 7.4 million). Reasons for the increase were success-based payments from existing collaborations in Q1 2006, which included clinical as well as research milestones, and the inclusion of Serotec Group revenues, contributing 22% of total revenues. Total Company organic revenue growth amounted to 56% compared to the same period in 2005; the therapeutic segment experienced 50% organic growth, whilst the AbD segment experienced 100% organic growth over the same period.

Geographically, 35% of MorphoSys's commercial revenues in the amount of € 5.1 million were generated with biotechnology and pharmaceutical companies located in the United States and Canada and 65% with companies located in Europe and Asia. This compares to 40% and 60%, respectively, in the same period of the prior year.

Revenues arising from the Therapeutic Antibodies segment accounted for 67% or € 9.9 million of total revenues while the AbD segment generated 33% (€ 4.9 million) of the total.

Therapeutic Antibodies Segment

Revenues arising from the Therapeutic Antibodies segment comprise € 6.0 million funded research and paid license fees as well as € 3.9 million success-based payments, representing 39% (2005: 13%) of total therapeutics revenues. 72% of therapeutic antibodies revenues and 48% of total revenues arose from the three largest alliances with Novartis, Centocor and Roche (2005: 66%).

Antibodies Direct – AbD Segment

Serotec Group, newly acquired in January 2006, contributed € 3.2 million or 65% to total AbD segment revenues. The remaining revenue for the entire segment amounted to € 1.7 million, and came from the brands Biogenesis and Antibodies by Design.

As of March 31, 2006, orders in the amount of € 1.9 million were classified as backorders in the segment.

Operating Expenses

For the first three months of 2006, total operating expenses increased by 50% to € 10.2 million (March 31, 2005: € 6.8 million), while operating profit increased by € 4.1 million to € 4.7 million (March 31, 2005: € 0.6 million). The increase in operating expenses of € 3.4 million was mainly due to higher personnel-related costs and external services in conjunction with newly acquired companies as well as increased other operating expenses. The acquisition of the Serotec Group companies had the effect of increasing operating expenses by € 2.8 million.

Stock-based compensation expense is embedded in the COGS, S,G&A and R&D amounts. In previous years, the amounts shown separately from these items on the face of the financial statements. Stock-based compensation for the first three months of 2006 amounted to € 0.3 million and changed little over the previous year, remaining as a non-cash charge.

Cost of Goods Sold

Cost of goods sold (COGS) is composed of the AbD segment's cost of goods sold during the first quarter. COGS rose significantly to € 2.1 million in Q1 2006, compared to € 0.5 million in the same period of the prior year. The main reason for the increase was the inclusion of Serotec Group companies' COGS, amounting to € 1.3 million in 2006, into Group accounts in the current year as well as higher revenues stemming from the Biogenesis and Antibodies by Design brands.

Research and Development Expenses

Costs for research and development increased by € 0.1 million to € 3.8 million (March 31, 2005: € 3.7 million) and remained relatively unchanged compared to the same period of the prior year. Expenses for product and technology development amounted to € 0.3 million and were included in research and development expenses.

Sales, General and Administrative Expenses

Sales, general and administrative expenses amounted to € 4.2 million compared to € 2.6 million in the same period of the previous year. This resulted mainly from higher personnel and other operating expenses partly stemming from the contribution and integration of the Serotec Group of € 1.5 million.

Cost by Expenditure Type

For the first three months of 2006, personnel costs (excluding expenses arising from stock-based compensation) amounted to € 5.1 million (March 31, 2005: € 2.9 million) or 50% of total operating expenses, thus representing the largest cost block within operating expenses in the first quarter of 2006.

Intangible costs, representing the second largest block by cost type, included patent litigation costs as well as amortization of intangibles and amounted to € 1.5 million (March 31, 2005: € 1.4 million), or 14% of the total in the first three months of 2006. Consultancy costs amounted to € 1.1 million (March 31, 2005: € 0.8 million), or 11% of total operating expenses.

Non-Operating Items

Non-operating income of € 0.2 million compared to non-operating expenses of € 0.2 million on March 31, 2005. This was mainly caused by a gain on securities sold in the first quarter in connection with financing the acquisition of the Serotec Group.

Net Profit

MorphoSys reported an operating profit of € 4.7 million, contrasted to the prior year's profit of € 0.6 million. A net profit of € 4.9 million resulted for the first quarter in 2006, compared to a net profit of € 0.5 million in Q1 2005. The resulting profit per share for the three months ended March 31, 2006 amounted to € 0.79 (three months ended March 31, 2005: net profit per share of € 0.08).

Liquidity / Cash Flows

On March 31, 2006, the Company held € 43.5 million in cash, cash equivalents and available-for-sale financial assets. Not included in this amount were cash items due from the capital increase of € 17.1 million successfully concluded in March, which was not presented on the month-end statements due to the treatment of share capital-unpaid under IFRS accounting. The share capital-unpaid was settled on April 4, 2006, resulting in cash items of € 60.6 million at that point in time. The Company had a € 53.6 million cash balance at December 31, 2005.

Cash inflow from operations amounted to € 10.0 million.

In the first three months of 2006, the Company's current assets decreased by € 1.7 million to € 56.8 million compared to € 58.5 million at December 31, 2005, respectively. The increase in inventories resulting from the acquisition of Serotec in the amount of approximately € 3.2 million was largely set off by the reduced cash position due to the payment relating to the Serotec acquisition and as mentioned previously.

Assets

Total assets increased by € 24.5 million to € 104.6 million as of March 31, 2006, compared to € 80.1 million at December 31, 2005, mainly as a result of the acquisition of the Serotec Group's assets, including acquired goodwill. A full purchase price allocation to assets and liabilities acquired has not been performed in the first quarter of 2006, and is intended for completion during 2006.

Liabilities

In the first three months of 2006, current liabilities increased from € 11.0 million as of December 31, 2005 to € 18.9 million. The increase arose primarily from increased accounts payable and deferred payables amounts. Deferred revenues partly increased due to payments stemming from new contracts signed in 2005 and in the first quarter of 2006.

During the first three months of 2006, an increase of total non-current liabilities by € 2.2 million to € 7.3 million mainly resulted from deferred revenues.

Equity
As of March 31, 2006, the total number of shares issued was 6,268,063, of which 6,238,901 were outstanding, compared to 6,025,863 and 5,996,701 as of December 31, 2005, respectively.

The increase arose from the issuance of 208,560 shares in connection with a capital increase as consideration for the Serotec acquisition. An additional increase of 33,640 shares resulted from the conversion of bonds issued to employees as well as exercised options.

The successful issuance of 384,338 shares stemming from the capital increase in March 2006 was not presented on the balance sheet due to the accounting treatment of share capital-unpaid under IFRS. On April 4, 2006, the date of cash settlement, shares issued amounted to 6,652,401, of which 6,623,239 were outstanding.

Capital Expenditure
MorphoSys's investment in property, plant and equipment amounted to € 0.2 million for the three-month period ended March 31, 2006, compared to € 0.1 million for the same period of the prior year. Depreciation of property, plant and equipment for the first three months of 2006 accounted for € 0.3 million compared to € 0.2 million in Q1 2005. During the first three months, the Company invested € 0.1 million in intangibles. Amortization of intangibles amounted to € 0.5 million and remained unchanged to the same period of the prior year.

Human Resources

Number and Qualification of Employees
On March 31, 2006, the MorphoSys Group employed 255 people (December 31, 2005: 172). On average, the MorphoSys Group employed 251 people for the first three months of 2006 (Q1 2005: 166).

Of the 255 employees, 152 worked in research and development and 103 in sales, general and administration. On March 31, 2006, 49 of MorphoSys's employees had a Ph.D. degree (December 31, 2005: 46).

Of the 255 employees, 137 worked for the Therapeutic Antibodies segment and 118 for the AbD segment.

On March 31, 2006, MorphoSys employed 1 trainee as "technical information processor in the area of information technology" (December 31, 2005: 1).

Corporate Acquisitions / Divestitures

Acquisition of the Serotec Group
In January 2006, the AbD segment was further strengthened through the acquisition of the Serotec Group. The acquisition of Serotec, a renowned and internationally active supplier of research antibodies, more than triples MorphoSys's existing AbD segment revenues and establishes the Company as the leading supplier of research antibodies and antibody research technologies in Europe. Serotec provides MorphoSys with a strong distribution network including subsidiaries and sales offices in the U.S., U.K., Germany, France and Scandinavia.

Serotec (Serotec Ltd., Serotec, Inc., Serotec GmbH and Oxford Biotechnology Ltd.) has become a wholly owned subsidiary of MorphoSys AG and is being integrated within MorphoSys's existing AbD segment, represented to date by the Biogenesis and Antibodies by Design brands.

The purchase price of approximately GB-£ 20 million (approx. € 29.3 million) has been paid via approximately GB-£ 14 million (approx. € 20.5 million) cash and through the issuance of 208,560 new MorphoSys shares from a capital increase against contribution in kind.

Business Development

The following new partnerships were established in the first quarter in both corporate operating segments:

Therapeutic Antibodies Segment

Daiichi Sankyo

In March 2006 MorphoSys and Sankyo Company, Limited, a wholly owned subsidiary of Daiichi Sankyo Company, Limited, have entered into a license agreement and therapeutic antibody collaboration for an initial two-year term with the option of an extension of up to three more years. Under the terms of the agreement, Daiichi Sankyo commits to start one therapeutic antibody program with MorphoSys and receives an option for further programs.

During the initial two-year term of the agreement, Daiichi Sankyo will have access to the MorphoSys HuCAL GOLD® library at its research site in Tokyo. Additionally, MorphoSys will apply its proprietary HuCAL GOLD technology to generate antibodies against a target provided by Daiichi Sankyo. Subsequently, Daiichi Sankyo will be responsible for pre-clinical and clinical development, as well as the ensuing marketing of resulting products.

Roche

MorphoSys and Roche announced a collaboration to develop two new therapeutic antibodies in oncology in March 2006. Expanding on a September 2000 relationship in Alzheimer's disease, Roche will elect new target molecules against which MorphoSys will generate antibodies using its proprietary HuCAL GOLD technology. MorphoSys will receive an upfront payment and may receive additional research funding and future event payments totaling more than € 10 million per program, plus potential royalties.

AbD Segment

Chemicon

MorphoSys and Chemicon International, Inc., a subsidiary of Serologicals Corporation, announced in January 2006 that they have signed a three-year agreement for the distribution of HuCAL-based recombinant research antibodies through Chemicon's worldwide sales network. MorphoSys's Antibodies by Design unit will develop antibodies from its proprietary HuCAL GOLD antibody library against targets identified and supplied by Chemicon, a leading provider of research tools. Chemicon may market the licensed HuCAL-based research antibodies for use in in vitro research as stand-alone products or as components of reagent kits.

Research & Development / Alliance Management

The following represents the progress made in various existing collaborations throughout the first quarter of 2006:

Therapeutic Antibodies Segment

Centocor

In February 2006, MorphoSys AG announced the achievement of a fourth therapeutic milestone within the scope of its collaboration with Centocor, Inc. In meeting the milestone, MorphoSys developed several highly optimized fully human IgG antibodies using its proprietary HuCAL GOLD antibody library against a Centocor target involved in inflammatory and auto-immune diseases. As part of the collaboration milestone, MorphoSys applied its proprietary HuCAL GOLD antibody library in order to generate antibodies which passed pre-defined criteria. Achievement of the milestone triggered a payment from Centocor to MorphoSys.

Roche

In January 2006, MorphoSys announced that its partner Roche has filed all necessary applications to commence a European Phase 1 clinical trial with a HuCAL-derived antibody to treat Alzheimer's disease. The HuCAL antibody targets abnormal build-ups of amyloid beta protein in cerebral tissue, which are typical of Alzheimer's patients, and is intended to help remove them. The applications filing to commence clinical trials triggered a clinical milestone payment from Roche to MorphoSys.

Proprietary Product Development

During the year end press conference in February 2006, MorphoSys presented its updated strategy for the further development of its proprietary therapeutic antibody programs. As a result of the strategic review process initiated in 2005, MorphoSys will focus the majority of its efforts on its anti-inflammatory compound MOR103 as new lead compound in the indication of Rheumatoid Arthritis. The Company intends to evaluate clinical efficacy of the compound. MorphoSys will discontinue further development of its anti-ICAM program, which presently consists of the MOR101/MOR102 therapeutic antibody projects. With regard to MorphoSys's cancer-related antibody program MOR202, the Company intends to generate additional preclinical data around this project, which will determine further steps.

Outlook

On the occasion of the publication of the Company's first quarter 2006 results, no changes in financial guidance were made.

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Consolidated Statements of Operations (IFRS) – unaudited

For the Period ended March 31,	NOTE	2006 EURO	2005 EURO
Revenues		**14,841,856**	**7,432,738**
Operating Expenses			
Cost of Goods Sold	2	2,098,924	512,464
Research and Development		3,831,392	3,703,787
Sales, General and Administrative		4,236,942	2,585,722
Total Operating Expenses		**10,167,258**	**6,801,972**
Profit from Operations		**4,674,598**	**630,766**
Interest Income		17,102	21,529
Interest Expense		32,726	70,042
Other Income / (Expenses), Net		240,187	(104,538)
Profit before Taxes		**4,899,161**	**477,715**
Income Tax Expense		–	19,785
Net Profit		**4,899,161**	**457,930**
Earnings per Share:			
Basic Net Profit per Share		0.79	0.08
Diluted Net Profit per Share		0.78	0.08
Shares Used in Computing Basic Net Profit per Share		6,202,620	5,502,304
Shares Used in Computing Diluted Net Profit per Share		6,315,988	5,555,060

See accompanying notes to the Consolidated Financial Statements.

Consolidated Balance Sheets (IFRS)

	NOTE	03/31/2006 EURO (unaudited)	12/31/2005 EURO
Assets			
Current Assets			
Cash and Cash Equivalents		2,649,615	4,017,029
Available-for-Sale Financial Assets		40,882,774	49,542,541
Accounts Receivable		7,517,546	3,345,812
Other Receivables		201,052	25,133
Inventories, Net		3,683,318	485,713
Prepaid Expenses and Other Current Assets		1,853,321	1,058,461
Total Current Assets		**56,787,626**	**58,474,689**
Non-Current Assets			
Property, Plant and Equipment, Net		5,294,093	4,696,863
Patents, Net		2,248,564	2,361,005
License Fees, Net		8,578,507	8,457,091
Software, Net		206,496	131,506
Know-How & Customer List, Net		1,404,043	1,485,567
Goodwill	6	29,684,457	4,137,349
Deferred Tax Asset		3,488	–
Other Assets		400,405	372,574
Total Non-Current Assets		**47,820,053**	**21,641,955**
Total Assets		**104,607,679**	**80,116,644**

See accompanying notes to the Consolidated Financial Statements.

	NOTE	03/31/2006 EURO (unaudited)	12/31/2005 EURO
Liabilities and Stockholders' Equity			
Current Liabilities			
Accounts Payable		8,374,311	4,321,591
License Payable		1,055,061	1,012,233
Current Portion of Provisions		1,014,516	978,719
Current Portion of Deferred Revenue		8,467,179	4,735,208
Total Current Liabilities		**18,911,067**	**11,047,751**
Non-Current Liabilities			
Provisions, Net of Current Portion		62,763	62,763
Deferred Revenue, Net of Current Portion		5,950,481	3,687,199
Convertible Bonds Due to Related Parties		79,284	50,214
Deferred Tax Liability		1,173,208	1,260,946
Total Non-Current Liabilities		**7,265,736**	**5,061,122**
Stockholders' Equity			
Common Stock, € 3.00 Par Value; Ordinary Shares Authorized (11,416,850 and 11,416,850) Ordinary Shares Issued (6,268,063 and 6,025,863) *Ordinary Shares Outstanding (6,238,901 and 5,996,701)* for 2006 and 2005, respectively Treasury Stock (29,162 and 29,162 shares for 2006 and 2005, respectively), at Cost	3	18,793,486	18,066,886
Additional Paid-in Capital	3	105,583,387	96,412,849
Accumulated Other Comprehensive Income		504,669	877,863
Accumulated Deficit		(46,450,666)	(51,349,827)
Total Stockholders' Equity		**78,430,876**	**64,007,771**
Total Liabilities and Stockholders' Equity		**104,607,679**	**80,116,644**

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity (IFRS) – unaudited

	Common Stock	
	Shares	EURO
Balance as of January 1, 2005	**5,438,852**	**16,316,556**
Compensation Related to the Grant of Stock Options and Convertible Bonds	–	–
Exercise of Options and Convertible Bonds Issued to Related Parties	30,200	90,600
Capital Increase, Net of Issuance Cost of € 671,633	490,133	1.470,399
Other Comprehensive Income: Change in Unrealized Gain on Available-for-Sale Securities, Net of Deferred Tax Asset	–	–
Foreign Currency Loss from Consolidation	–	–
Net Profit for the Period	–	–
Comprehensive Income	**–**	**–**
Balance as of March 31, 2005	**5,959,185**	**17,877,555**
Balance as of January 1, 2006	**6,025,863**	**18,077,589**
Compensation Related to the Grant of Stock Options and Convertible Bonds	–	–
Exercise of Options and Convertible Bonds Issued to Related Parties	33,640	100,920
Capital Increase against Contribution in Kind, Net of Issuance Cost of € 20,785	208,560	625,680
Other Comprehensive Income: Change in Unrealized Gain on Available-for-Sale Securities, Net of Deferred Tax Asset	–	–
Foreign Currency Loss from Consolidation	–	–
Net Profit for the Period	–	–
Comprehensive Income	**–**	**–**
Balance as of March 31, 2006	**6,268,063**	**18,804,189**

See accompanying notes to the Consolidated Financial Statements.

Treasury Stock Shares	Treasury Stock EURO	Additonal Paid-in Capital EURO	Revaluation Reserve EURO	Translation Reserve EURO	Accumulated Deficit EURO	Total Stockholders' Equity EURO
30,062	**(11,033)**	**78,646,377**	**403,229**	**49,553**	**(56,026,196)**	**39,378,486**
–	–	291,386	–	–	–	291,386
–	–	347,114	–	–	–	437,714
–	–	15,257,689	–	–	–	16,728,088
–	–	–	(41,004)	–	–	(41,004)
–	–	–	–	(14,243)	–	(14,243)
–	–	–	–	–	457,930	457,930
–	–	–	–	–	–	**402,683**
30,062	**(11,033)**	**94,542,566**	**362,225**	**35,310**	**(55,568,266)**	**57,238,357**
29,162	**(10,703)**	**96,412,849**	**584,679**	**293,184**	**(51,349,827)**	**64,007,771**
–	–	330,893	–	–	–	330,893
–	–	830,870	–	–	–	931,790
–	–	8,008,775	–	–	–	8,634,455
–	–	–	(159,970)	–	–	(159,970)
–	–	–	–	(213,224)	–	(213,224)
–	–	–	–	–	4,899,161	4,899,161
–	–	–	–	–	–	**4,525,967**
29,162	**(10,703)**	**105,583,387**	**424,709**	**79,960**	**(46,450,666)**	**78,430,876**

Consolidated Statements of Cash Flows (IFRS) – unaudited

For the Period ended March 31,	Note	2006 EURO	2005 EURO
Operating Activities			
Net Profit		4,899,161	457,930
Adjustments to Reconcile Net Profit to Net Cash Provided by Operating Activities:			
Depreciation		273,145	209,212
Amortization of Intangible Assets		549,233	491,563
Income Tax Benefit		(36,167)	–
Net Gain on Sales of Financial Assets		(477,044)	(175,091)
Unrealized Net Loss on Derivative Financial Instruments		81,232	62,297
Loss on Sale of Property and Equipment		5,725	8,778
Recognition of Deferred Revenue		(3,614,215)	(1,973,625)
Stock-Based Compensation		322,972	291,386
Changes in Operating Assets and Liabilities:			
Accounts Receivable		(2,662,142)	510,811
Prepaid Expenses and Other Assets		(546,862)	(823,897)
Accounts Payable and Provisions		2,576,402	298,289
Licenses Payable		42,828	348,602
Other Liabilities		(1,060,659)	–
Deferred Revenue		9,609,468	3,435,692
Cash Generated from Operations		**9,963,077**	**3,141,947**
Interest Paid		–	–
Net Cash Provided by Operating Activities		**9,963,077**	**3,141,947**

See accompanying notes to the Consolidated Financial Statements.

For the Period ended March 31,	Note	2006 EURO	2005 EURO
Investing Activities:			
Purchases of Financial Assets		(9,110,908)	(29,732,302)
Proceeds from Sales of Financial Assets		17,996,891	6,999,997
Purchases of Property, Plant and Equipment		(246,350)	(137,467)
Proceeds from Disposals of Property, Plant and Equipment		–	63,534
Additions to Intangibles		(54,557)	(6,854)
Acquisition of Serotec, Net of Cash Acquired	6	(20,772,149)	(6,995,161)
Net Cash Used in Investing Activities		**(12,187,073)**	**(29,808,253)**
Financing Activities:			
Proceeds from the Issuance of Equity		–	17,399,721
Proceeds from the Exercise of Options and Convertible Bonds Granted to Related Parties		931,790	437,714
Net of Proceeds and Payments from the Issuance of Convertible Bonds Granted to Related Parties		29,070	(24,700)
Purchases of Derivative Financial Instruments		(93,650)	(75,000)
Proceeds from the Disposal of Derivatives		–	360,187
Net Cost of Share Issuance		–	(671,633)
Net Cash Provided by Financing Activities		**867,210**	**17,426,289**
Effect of Exchange Rate Differences on Cash		(10,628)	(14,243)
Decrease in Cash and Cash Equivalents		(1,367,414)	(9,254,260)
Cash and Cash Equivalents at the Beginning of the Period		**4,017,029**	**12,531,198**
Cash and Cash Equivalents at the End of the Period		**2,649,615**	**3,276,938**

See accompanying notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements – unaudited

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), IAS 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board, (IASB), London in consideration of the interpretations of the Standing Interpretations Committee (SIC), the International Financial Reporting Interpretations Committee (IFRIC) and the IFRS adopted by the European Commission.

The consolidated financial statements for the period ended March 31, 2006, include MorphoSys AG, MorphoSys IP GmbH, MorphoSys U.S.A. Inc, MorphoSys Inc., MorphoSys Ltd. and Serotec Group (together referred to as the "Group").

1 Changes in Accounting Policies

The accounting policies applied for the financial statements as of December 31, 2005 have been used throughout the first three months 2006, except for the following changes:

Basis of Consolidation

All business combinations are accounted for using the purchase method according to IFRS 3 "Business Combinations", whereby identifiable assets and liabilities acquired are measured initially at their fair value. Any excess of the purchase price over the amounts allocated is recognized as goodwill. The goodwill is subject to a regular review for possible impairment.

The Company determined the accounting for business acquired in the first quarter 2006 only provisionally. The Company is currently performing a purchase price allocation. The outcome may result in an adjustment of the goodwill following IFRS 3.62, any adjustments to the provisional values will be recognized within twelve months of the acquisition date (IFRS 3.69). Please see note 6 for detailed information.

Segment Reporting

General and administrative expenses remain unallocated to the respective business segments and are presented accordingly. Intangibles attributable to both segments are allocated along revenues.

2 Segment Reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services and that is subject to risks and returns that are different from those of other segments.

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure. Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group consists of the following main business segments:

Therapeutic Antibodies

MorphoSys possesses one of the leading technologies in the generation of human antibody therapeutics and bespoke antibody research projects. The Company makes use of its technology in collaborations with internationally renowed pharmaceutical and biotech companies.

AbD – Antibodies Direct

The research antibodies business leverages MorphoSys's core technological capabilities in the design and manufacture of antibodies for research purposes. It commercializes HuCAL technology focusing on the custom generation of research antibodies for partners on an individual basis.

Geographical Segments

In presenting information on the basis of geographical segments, segment revenues are based on the geographical location of the customers.

For the Period ended March 31, in 000's €	Therapeutic Antibodies		AbD		Unallocated		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005
Revenues	**9,961**	**6,606**	**4,881**	**827**	–	–	**14,842**	**7,433**
Cost of Goods Sold	–	–	2,099	512	–	–	2,099	512
Segment Result	**5,755**	**2,573**	**398**	**(652)**	**(1,478)**	**(1,290)**	**4,675**	**631**
Interest Income	–	–	–	–	–	–	17	22
Interest Expense	–	–	–	–	–	–	33	70
Other Income / (Expenses), net	–	–	–	–	–	–	240	(105)
Income Tax Expense	–	–	–	–	–	–	–	20
Total Profit	–	–	–	–	–	–	**4,899**	**458**

The following table shows the split of the Company's consolidated sales by geographical markets:

For the Period ended March 31, in 000's €	2006	2005
Europe and Asia	9,683	4,435
U.S.A. and Canada	5,120	2,934
Other	39	64
Total	**14,842**	**7,433**

3 Changes in Stockholders' Equity

Common Stock

On March 31, 2006, the Common Stock of the Company was € 18,804,189 (December 31, 2005: € 18,077,589). An increase of € 625,680 arose from a capital increase against contribution in kind through the acquisition of Serotec Group executed on January 11, 2006. Through conversion of convertible bonds and exercises of options issued to management and employees, Common Stock increased by an additional € 100,920 in the first three months of 2006.

A capital increase executed in March 2006 was settled in cash on April 4, 2006. Under IAS 1.76 share capital-unpaid is not to be presented on the balance sheet. The Company recognized the capital increase at the settlement date accordingly.

Additional Paid-In Capital

On March 31, 2006, Additional Paid-in Capital amounted to € 105,583,387 (December 31, 2005: € 96,412,849). The total increase of € 9,170,538 is due to several factors: stock-based compensation provisions increased the amount by € 330,893 and € 830,870 arose from the exercise and the conversion of convertible bonds and stock options.

A further increase of € 8,008,775 arose from a capital increase against contribution in kind stemming from the Serotec acquisition.

4 Changes in Stock Options

In the first quarter of 2006, a stock options grant was executed under the 2002 Stock Options Plan with terms identical to the 2002 stock option grants. On January 15, 2006, 25,000 options were granted to executive board members and 15,000 options were granted to employees of MorphoSys AG.

5 Changes in Convertible Bonds

In the first quarter of 2006, convertible bonds were granted under the 2002 Plan with terms identical to the 2002 stock convertible bonds grants. On January 15, 2006, 14,248 convertible bonds were granted to executive board members and 24,170 convertible bonds were granted to employees of MorphoSys AG.

6 Preliminary Goodwill Allocation

On January 11, 2006, MorphoSys AG acquired Serotec Group entities which became wholly owned subsidiaries of MorphoSys AG. The purchase price of approximately £ 20 million (approx. € 29.3 million) was paid via approximately £ 14 million (approx. € 20.5 million) cash and through the issuance of 208,560 new MorphoSys shares from a capital increase against contribution in kind less net debt of approximately £ 21,000. The total cost for financial advisors, legal counsel and other advisors was approximately € 690,000. In the three month-period

ended March 31, 2006, the subsidiaries contributed a net income of € 0.5 million to the consolidated net income. In accordance with IFRS 3.62 and 3.69, the Group applied a preliminary goodwill allocation, which is provisional pending a formal purchase price allocation to be done before year end 2006.

The acquisition had the following preliminary effect on the Group's assets and liabilities:

Net Assets at January 11, 2006		**Serotec Group**	
in 000's €	**Recognized Values**	**Fair Value Amount**	**Carrying Amount**
Cash and Cash Equivalents	330	–	330
Trade and Other Receivables	1,517	–	1,517
Inventories	3,315	–	3,315
Property, Plant and Equipment, Net	646	–	646
License Fees, Net	412	–	412
Software, Net	79	–	79
Other Assets	342	–	342
Trade and Other Payables	2,613	–	2,613
Net Identifiable Assets and Liabilities	**4,028**	–	**4,028**
Goodwill on Acquisition			25,708
Consideration Paid*			**29,736**
Thereof Satisfied in Equity			8,634
Cash (acquired)	–	–	330
Net Cash Outflow	–	–	**20,772**

* Advisors fees amounting to € 0.7 million included

As of March 31, 2006, foreign exchange effects of € 0.2 million were recognized for the goodwill accounted for.

7 Directors' Dealings

The table below shows the shares, stock options and convertible bonds as well as the changes of ownership of the same, which were held by the Management Board and the Supervisory Board during the first three months of 2006:

Shares

	01/01/2006	Additions	Forfeitures	Sales	03/31/2006
Management Board					
Dr. Simon E. Moroney	113,461	–	–	–	113,461
Dave Lemus	–	–	–	–	–
Dr. Marlies Sproll	–	–	–	–	–
Total	**113,461**	–	–	–	**113,461**
Supervisory Board					
Dr. Gerald Möller	2,500	–	–	–	2,500
Prof. Dr. Jürgen Drews	–	–	–	–	–
Dr. Daniel Camus	–	–	–	–	–
Dr. Metin Colpan	–	–	–	–	–
Prof. Dr. Andreas Plückthun	59,300	–	–	–	59,300
Dr. Geoffrey N. Vernon	–	–	–	–	–
Total	**61,800**	–	–	–	**61,800**

Stock Options

	01/01/2006	Additions	Forfeitures	Sales	03/31/2006
Management Board					
Dr. Simon E. Moroney	83,000	–	–	–	83,000
Dave Lemus	48,000	–	–	–	48,000
Dr. Marlies Sproll	2,500	25,000	–	–	27,500
Total	**133,500**	**25,000**	**–**	**–**	**158,500**
Supervisory Board					
Dr. Gerald Möller	–	–	–	–	–
Prof. Dr. Jürgen Drews	2,430	–	–	–	2,430
Dr. Daniel Camus	–	–	–	–	–
Dr. Metin Colpan	–	–	–	–	–
Prof. Dr. Andreas Plückthun	–	–	–	–	–
Dr. Geoffrey N. Vernon	–	–	–	–	–
Total	**2,430**	**–**	**–**	**–**	**2,430**

Convertible Bonds

	01/01/2006	Additions	Forfeitures	Sales	03/31/2006
Management Board					
Dr. Simon E. Moroney	7,474	5,699	–	–	13,173
Dave Lemus	6,228	4,749	–	–	10,977
Dr. Marlies Sproll	2,491	3,800	–	–	6,291
Total	**16,193**	**14,248**	**–**	**–**	**30,441**
Supervisory Board					
Dr. Gerald Möller	–	–	–	–	–
Prof. Dr. Jürgen Drews	–	–	–	–	–
Dr. Daniel Camus	–	–	–	–	–
Dr. Metin Colpan	–	–	–	–	–
Prof. Dr. Andreas Plückthun	–	–	–	–	–
Dr. Geoffrey N. Vernon	–	–	–	–	–
Total	**–**	**–**	**–**	**–**	**–**

Imprint

Contact

Corporate Communications

Dave Lemus
Chief Financial Officer
Tel.: +49 89 899 27-439
Fax: +49 89 899 27-5439

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel.: +49 89 899 27-122
Fax: +49 89 899 27-5122

Mario Brkulj
Manager Public Relations
Tel.: +49 89 899-454
Fax: +49 89 899 27-5454

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried / Planegg
Germany

E-mail: investors@morphosys.com
Internet: www.morphosys.com